12013267

SEC Mail Processing Section

FEB 27 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDB CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Kehrer 212-551-8684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew J. Rozzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDB Capital Corp., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title
President

Notary Public

Melissa R. Chernofsky
Notary Public, State of New York
No. 02CH6230129
Qualified in Kings County
Commission Expires Nov. 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

IDB CAPITAL CORP.

(A Wholly-Owned subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2011

(With Reports of Independent Registered Public Accounting Firm Thereon)

IDB CAPITAL CORP.
(A Wholly-Owned subsidiary of
Israel Discount Bank of New York)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
IDB Capital Corp.:

We have audited the accompanying statement of financial condition of IDB Capital Corp. (the Company), a Wholly-Owned subsidiary of Israel Discount Bank of New York, as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IDB Capital Corp. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 22, 2012

IDB CAPITAL CORP.
(A Wholly-Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2011

(Dollars in thousands, except par value)

Assets		
Cash and cash equivalents	$	1,505
Receivable from clearing broker		708
Securities owned, at market		14,130
Premises and equipment (net of accumulated depreciation of $60)		48
Other assets		221
Total assets	$	16,612
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	596
Income taxes payable to Parent		794
Total liabilities		1,390
Stockholder's equity:		
Common stock, par value $25 (authorized 20,000 shares; issued and outstanding 10,000 shares)		250
Retained earnings		14,972
Total stockholder's equity		15,222
Total liabilities and stockholder's equity	$	16,612

See accompanying notes to statement of financial condition.

(1) Organization

IDB Capital Corp. (the Company) is a Wholly-Owned subsidiary of Israel Discount Bank of New York (the Parent), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company trades on an agency and riskless principal basis for customers of the Parent whom it introduces to another broker-dealer (the Clearing Broker) either on a fully disclosed basis or on a nondisclosed basis under an omnibus clearing agreement. All fully disclosed and nondisclosed transactions are cleared and settled by the Clearing Broker. The Clearing Broker maintains custody for fully disclosed customers and effects delivery and receipt between nondisclosed brokerage accounts and the customer's custody accounts established at the Parent.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash, investments in money market funds, and deposits with banks. At December 31, 2011, the Company had investments in money market fund of $11,351.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net in the Statement of Financial Condition. Securities owned are valued at market, with the resulting unrealized gains or losses included in income.

Brokerage revenues, derived from securities transactions for clients, consist of commissions earned on transactions conducted on an agency basis and trading revenue earned from transactions conducted on a riskless principal basis. Such brokerage revenues and related clearing expenses are recorded on a trade-date basis, as securities transactions occur.

(d) Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line and accelerated methods based upon useful lives from 3 to 10 years. Amortization of leasehold improvements is computed by the straight-line method over the shorter time period of either the useful life of the improvement or the remaining life of the lease.

(e) ***Income Taxes***

The Company is included in the consolidated federal and combined New York State and New York City returns filed by the Parent. Under a tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

(f) ***Fair Value of Financial Instruments***

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, and accounts receivable, are reported at their carrying amounts, which approximate fair value given the short-term nature of these items. Securities owned are carried at their fair value.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2011, total deposits with its clearing broker amounted to $707,934, which included cash pledged of $163,306 as described in note 4.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2011.

(4) Securities Owned, at Market

At December 31, 2011, securities owned, at market, comprise the following securities (in thousands):

FNMA and FHLMC mortgage-backed securities	$	9,773
GNMA mortgage-backed securities		4,357
Total	$	14,130

Securities owned may be pledged to the Clearing Broker on terms that permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations. At December 31, 2011, $163,306 in cash (included in receivable from clearing broker on the Statement of Financial Condition) was pledged as collateral. In addition, at December 31, 2011, mortgage-backed securities with a total market value of $2,461 were pledged as collateral to the Clearing Broker.

(Continued)

(5) Income Tax

Pursuant to the tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate-company basis using the same computational method as the consolidated group. In 2011, the state and local income tax liability of the Parent was determined based on its consolidated taxable income.

Deferred tax assets at December 31, 2011 are included in other assets in the Statement of Financial Condition and consist of the following temporary differences (dollars in thousands):

Assets:		
Deferred compensation	$	48
Other		39
Deferred tax assets, net	$	87

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2011. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no unrecognized tax benefits as of December 31, 2011.

The Company is part of the Parent's consolidated federal and combined New York State and City income tax returns. In addition, the Company files state income tax returns in Connecticut, Florida, New Jersey and Pennsylvania. The Company and the Parent are no longer subject to U.S. federal tax examinations by tax authorities for years before 2008. The New York State Department of Taxation and Finance and the New York City Department of Finance are currently auditing the combined income tax returns of the Parent for the years ended December 31, 2007, 2008 and 2009. Management believes that it has adequate provisions for all income tax uncertainties, such that the outcome of any unresolved issues or claims will not result in a material change to the Company's financial position.

(6) Related Party Transactions

Included in cash on the Statement of Financial Condition is a deposit with the Parent of $1,433,930, as of December 31, 2011. In addition, as of the same date, a balance of $132,373 in management fees due to the Parent and operating expenses paid by the Parent on behalf of the Company is included in accounts payable and accrued expenses.

The majority of transactions executed by the Company are for customers introduced by the Parent.

(7) Employee Benefit and Deferred Compensation

The Company participates in the Parent's contributory Savings and Investment Plan (401(k)) (the Plan). Contributions are made by employees on a discretionary basis, subject to the applicable limitations of U.S. tax laws.

(Continued)

The Company also participates in the Parent's deferred compensation plan. Participation is open to First Vice Presidents and above and permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a Company match amount as well as a return on their investment.

The Company also participates in the Parent's noncontributory defined benefit pension plan covering substantially all full-time U.S. employees who were hired before January 1, 2011. Employees who are twenty-one years of age or older and who have worked for the Company for one year are eligible to participate in the plan. The Parent's funding policy is to contribute annually an amount sufficient to meet statutory minimum funding requirements, but not in excess of the maximum amount deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. Benefits are based on years of service and employees' compensation. The Parent's funding policy is to contribute annually an amount necessary to satisfy the Employee Retirement Income Security Act (ERISA) funding standards.

The Company also participates in the Parent's noncontributory defined employer contribution pension plan covering substantially all full time U.S. employees of the Bank who were hired on or after January 1, 2011. Employees participating in the defined benefit pension plan are not eligible to participate in the defined employer contribution plan. The Bank contributes on behalf of each "eligible" participant a percentage of the "eligible" participants compensation ranging from 3% to 5%, depending on years of service.

Other benefits include post-retirement medical, dental, and life insurance coverages as well as Supplemental Executive Retirement Plan and Benefits Restoration Plans.

(8) Fair Value Measurement

Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents, by valuation hierarchy, assets and liabilities that are measured at fair value on a recurring basis and that are included in the Company's Statement of Financial Condition as of December 31, 2011:

	Fair value measurements at December 31, 2011 using			
	Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total fair value**
	(in thousands)			
Investments in money market fund	$ 11	—	—	11
Securities owned, at market	—	14,130	—	14,130

Fair values of financial instruments are generally determined by the quoted prices on trading exchanges. However, fair values are not readily available for financial instruments, such as certain investment securities, loans, and deposits, since there are no trading markets for these instruments. Furthermore, there is no prescribed procedure for valuing these instruments. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The following methods and assumptions were used by the Company in determining the fair value of financial instruments:

Cash and Cash Equivalents – The carrying amount reported in the Statement of Financial Condition for cash is comprised of cash, investments in money market funds, and demand deposits with banks, all of which approximate fair value.

Receivable from clearing broker – The carrying amount of these receivables is a reasonable estimate of fair value.

Securities owned, at market – The fair values of investment securities are based on quoted market prices when available or on independent pricing services.

(9) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company had net capital of $12,806,046, which was $12,556,046 in excess of its required net capital of $250,000.

(Continued)

(10) Subsequent Events

In June 2009, the FASB issued a standard related to subsequent events, which is intended to establish general standards of accounting for and disclosing of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the financial statements being presented. The Company has evaluated subsequent events through February 22, 2012.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Board of Directors and Stockholder
IDB Capital Corp.:

In planning and performing our audit of the statement of financial condition of IDB Capital Corp. (the Company), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2012

KPMG

IDB CAPITAL CORP.

(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Agreed-Upon Procedures pursuant to SEC Rule 17a-5(e)(4)

December 31, 2011

(With Reports of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
IDB Capital, Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by IDB Capital, Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries evidenced by copies of actual check disbursements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2012

IDB CAPITAL CORP.
(A Wholly-Owned Subsidiary of
Israel Discount Bank of New York)

Schedule of General Assessment Reconciliation

Year ended December 31, 2011

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	6,160,019
Additions:		
Net loss from securities in investment accounts		6,969
SIPC Net Operating Revenues	$	6,166,988
General Assessment @ .0025	$	15,417
Less payment made with SIPC-6 filed July 25, 2011		9,493
Less prior overpayment applied		—
Assessment balance due or (overpayment)	$	5,924